Dreyfus
Municipal Income, Inc.

ANNUAL REPORT September 30, 2005



Dreyfus Municipal Income, Inc.

Protecting Your Privacy
Our Pledge to You

THE FUND IS COMMITTED TO YOUR PRIVACY. On this page, you will find the Fund's policies and practices for collecting, disclosing, and safeguarding "nonpublic personal information," which may include financial or other customer information. These policies apply to individuals who purchase Fund shares for personal, family, or household purposes, or have done so in the past. This notification replaces all previous statements of the Fund's consumer privacy policy, and may be amended at any time. We'll keep you informed of changes as required by law.

YOUR ACCOUNT IS PROVIDED IN A SECURE ENVIRONMENT. The Fund maintains physical, electronic and procedural safeguards that comply with federal regulations to guard nonpublic personal information. The Fund's agents and service providers have limited access to customer information based on their role in servicing your account.

THE FUND COLLECTS INFORMATION IN ORDER TO SERVICE AND ADMINISTER YOUR ACCOUNT. The Fund collects a variety of nonpublic personal information, which may include:

- Information we receive from you, such as your name, address, and social security number.
- Information about your transactions with us, such as the purchase or sale of Fund shares.
- Information we receive from agents and service providers, such as proxy voting information.

THE FUND DOES NOT SHARE NONPUBLIC PERSONAL INFORMATION WITH ANYONE, EXCEPT AS PERMITTED BY LAW.

Thank you for this opportunity to serve you.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   Letter from the Chairman

3   Discussion of Fund Performance

6   Selected Information

7   Statement of Investments

17   Statement of Assets and Liabilities

18   Statement of Operations

19   Statement of Changes in Net Assets

20   Financial Highlights

22   Notes to Financial Statements

27   Report of Independent Registered
      Public Accounting Firm

28   Additional Information

31   Important Tax Information

31   Proxy Results

32   Information About the Review and Approval
      of the Fund's Management Agreement

37   Board Members Information

39   Officers of the Fund

41   Officers and Directors

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Municipal Income, Inc. covers the 12-month period from October 1, 2004, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph P. Darcy.

Although yields of longer-term municipal bonds recently have begun to creep upward, they remained relatively low over the past year even as short-term interest rates rose steadily. Moderate economic growth, low inflation expectations among U.S. investors and robust investor demand appear to have supported the tax-exempt bond market, offsetting concerns related to greater new issuance volume, soaring energy prices and the Federal Reserve Board's gradual move toward a less accommodative monetary policy.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook, which could buoy investor sentiment in the bond market. Conversely, high energy and commodity prices could lead to greater inflation concerns, which may discourage some fixed-income investors. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph P. Darcy, Senior Portfolio Manager

How did Dreyfus Municipal Income, Inc. perform relative to its benchmark?

For the 12-month period ended September 30, 2005, the fund achieved a total return of 8.71%.[1] During the same period, the fund provided income dividends of $0.616 per share, which is equal to a distribution rate of 6.59%.[2]

We attribute the fund's performance to the resiliency of longer-term bond prices in a rising short-term interest-rate environment, which was primarily the result of low inflation expectations and robust investor demand. While the fund also benefited from relatively strong income from its seasoned, core holdings, the fund's Board declared a dividend reduction in January 2005, due to the higher cost of funding its preferred shares and the lower available reinvestment yields from newly purchased securities.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital from a portfolio that, under normal market conditions, invests at least 80% of the value of its net assets in municipal obligations. Under normal market conditions, the fund invests in municipal obligations which, at the time of purchase, are rated investment-grade or the unrated equivalent as determined by Dreyfus in the case of bonds, and rated in the two highest rating categories or the unrated equivalent as determined by Dreyfus in the case of short-term obligations having, or deemed to have, maturities of less than one year.

We have constructed a portfolio by looking for income opportunities through analysis of each bond's structure, including paying close attention to a bond's yield, maturity and early redemption features.

Over time, many of the fund's relatively higher-yielding bonds mature or are redeemed by their issuers, and we generally attempt to replace those bonds with investments consistent with the fund's investment policies, albeit with yields that reflect the then-current interest-rate environment. When we believe that an opportunity presents itself, we seek to upgrade the portfolio's investments with bonds that, in our opinion, have better structural or income characteristics than existing holdings. When such opportunities arise, we usually will look to sell bonds that are close to redemption or maturity.

What other factors influenced the fund's performance?

Like most other income-oriented investments, the fund was influenced during the reporting period by higher short-term interest rates and low inflation in a moderately growing U.S. economy. As part of its ongoing credit tightening campaign, the Federal Reserve Board (the "Fed") increased the overnight federal funds rate eight times during the reporting period, driving it from 1.75% to 3.75%. These moves were designed to move U.S. monetary policy away from its previously accommodative stance and toward a more neutral posture that neither stimulates nor restricts economic growth.

However, contrary to historical norms, yields of longer-term bonds failed to rise along with interest rates, primarily due to low inflation expectations among domestic investors and robust demand for U.S. fixed-income securities from overseas investors, including central banks in Asia. As a result, prices of longer-term municipal bonds held up remarkably well, and yield differences between shorter- and longer-term securities narrowed. Because the fund focuses on bonds at the longer end of the maturity spectrum, this development helped support its net asset value.

In addition, the fund's holdings benefited to a degree from investors' apparent preference during the reporting period for lower-quality municipal securities. Investor demand for yield-oriented securities proved to be particularly strong, and bond prices were further supported by the participation of non-traditional investors, such as insur-

ance companies and hedge funds, seeking attractive after-tax yields relative to comparable taxable securities. However, the fund is limited by prospectus to securities in the investment-grade range, so it did not participate fully in the strength of lower-rated bonds.

The fund continued to receive attractive levels of current income from its core holdings of seasoned municipal bonds, most of which were purchased during a market environment offering higher yields than are available today. As expected, some of the fund's higher-yielding bonds have matured or were redeemed early by their issuers, and we were unable to reinvest in bonds with comparable income characteristics. In addition, the fund's leverage strategy has been affected by higher short-term interest rates, which resulted in higher borrowing costs. To adjust for these changes, the fund's Board of Directors reduced the fund's dividend in January 2005.

What is the fund's current strategy?

We have continued to focus on income-oriented securities at the long end of the market's maturity range. When core holdings are redeemed by their issuers, we have attempted to reinvest in investment-grade bonds with what we believe have relatively attractive income characteristics. During the reporting period, we found a number of income-oriented opportunities among bonds backed by corporations and the states' settlement of litigation with the nation's tobacco companies.

October 17, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid, based upon net asset value per share. Past performance is no guarantee of future results. Market price per share, net asset value per share and investment return fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

2 *Distribution rate per share is based upon dividends per share paid from net investment income during the period, divided by the market price per share at the end of the period.*

SELECTED INFORMATION

September 30, 2005 (Unaudited)

Market Price per share September 30, 2005	$9.35
Shares Outstanding September 30, 2005	20,589,320
American Stock Exchange Ticker Symbol	DMF

MARKET PRICE (AMERICAN STOCK EXCHANGE)

	Fiscal Year Ended September 30, 2005			
	Quarter Ended December 31, 2004	Quarter Ended March 31, 2005	Quarter Ended June 30, 2005	Quarter Ended September 30, 2005
High	$10.35	$10.20	$9.29	$9.46
Low	9.87	8.77	8.89	9.10
Close	10.00	8.93	9.27	9.35

PERCENTAGE GAIN (LOSS) based on change in Market Price*

October 24, 1988 (commencement of operations) through September 30, 2005	200.44%
October 1, 1995 through September 30, 2005	92.84
October 1, 2000 through September 30, 2005	66.21
October 1, 2004 through September 30, 2005	(2.58)
January 1, 2005 through September 30, 2005	(2.01)
April 1, 2005 through September 30, 2005	7.94
July 1, 2005 through September 30, 2005	2.40

NET ASSET VALUE PER SHARE

October 24, 1988 (commencement of operations)	$ 9.26
September 30, 2004	9.51
December 31, 2004	9.61
March 31, 2005	9.52
June 30, 2005	9.78
September 30, 2005	9.68

PERCENTAGE GAIN (LOSS) based on change in Net Asset Value*

October 24, 1988 (commencement of operations) through September 30, 2005	235.90%
October 1, 1995 through September 30, 2005	92.35
October 1, 2000 through September 30, 2005	53.66
October 1, 2004 through September 30, 2005	8.71
January 1, 2005 through September 30, 2005	5.57
April 1, 2005 through September 30, 2005	4.83
July 1, 2005 through September 30, 2005	0.48

*   *With dividends reinvested.*

STATEMENT OF INVESTMENTS

September 30, 2005

Long-Term Municipal Investments−147.6%	Principal Amount ($)	Value ($)
Alabama−8.8%		
Jefferson County:		
Limited Obligation School Warrants		
5.50%, 1/1/2021	4,000,000	4,327,360
Sewer Revenue, Capital Improvement		
5.75%, 2/1/2009 (Insured; FGIC)	7,500,000 a	8,178,150
The Board of Trustees of the University of Alabama, HR		
(University of Alabama at Birmingham)		
5.875%, 9/1/2031 (Insured; MBIA)	4,620,000	5,113,185
Alaska−3.6%		
Alaska Housing Finance Corp.,		
General Mortgage Revenue		
6.05%, 6/1/2039 (Insured; MBIA)	6,845,000	7,099,634
Arkansas−1.5%		
Independence County, PCR		
(Entergy Arkansas Inc. Project) 5%, 1/1/2021	3,000,000	3,058,200
California−11.2%		
ABAG Financial Authority For Nonprofit Corps.,		
Insured Revenue, COP		
(Odd Fellows Home of California)		
6%, 8/15/2024	5,000,000	5,238,400
California Department of Veteran Affairs,		
Home Purchase Revenue		
5.20%, 12/1/2028	5,000,000	5,002,700
California Health Facilities Financing Authority,		
Revenue (Sutter Health)		
6.25%, 8/15/2035	2,500,000	2,817,675
California Statewide Communities Development Authority,		
COP (Catholic Healthcare West)		
6.50%, 7/1/2020	5,000,000	5,591,000
Golden State Tobacco Securitization Corp., Revenue		
(Tobacco Settlement Asset-Backed Bonds)		
7.80%, 6/1/2042	3,000,000	3,751,950
Colorado−4.4%		
City and County of Denver, Airport Revenue		
(Special Facilities-United Airlines Inc. Project)		
6.875%, 10/1/2032	2,480,000 b	2,271,804
Colorado Springs, HR:		
6.375%, 12/15/2010	2,835,000 a	3,248,570
6.375%, 12/15/2030	2,890,000	3,162,498

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
District of Columbia—2.3%		
District of Columbia, Revenue (Catholic University America Project) 5.625%, 10/1/2029 (Insured; AMBAC)	2,080,000	2,256,176
District of Columbia Housing Finance Agency, SFMR 7.45%, 12/1/2030 (Collateralized: FHA, FNMA, GNMA and GIC; Trinity Funding)	2,185,000	2,285,576
Florida—1.4%		
Orange County Health Facilities Authority, Revenue (Orlando Regional Healthcare System) 6%, 10/1/2026	1,500,000	1,585,380
South Lake County Hospital District, Revenue (South Lake Hospital Inc.) 5.80%, 10/1/2034	1,095,000	1,144,133
Georgia—.5%		
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project) 5.25%, 9/1/2019	1,000,000	1,043,910
Illinois—10.5%		
Chicago: 6.125%, 7/1/2010 (Insured; FGIC)	3,685,000 [a]	4,171,641
6.125%, 7/1/2010 (Insured; FGIC)	315,000 [a]	356,599
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program) 8.75%, 3/1/2010	75,000	75,714
Illinois Health Facilities Authority, Revenue: (Advocate Health Care Network) 6.125%, 11/15/2010	5,800,000 [a]	6,544,604
(OSF Healthcare System) 6.25%, 11/15/2029	7,000,000	7,474,810
(Swedish American Hospital) 6.875%, 5/15/2010	2,000,000 [a]	2,286,440
Indiana—1.4%		
Franklin Township School Building Corp. (Marion County) First Mortgage 6.125%, 7/15/2010	2,500,000 [a]	2,846,425

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Kansas—1.3%		
Unified Government of Wyandotte County/Kansas City, Tax-Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B) 5%, 12/1/2020	2,500,000	2,569,075
Maryland—4.9%		
Maryland Economic Development Corp., Student Housing Revenue (University of Maryland, College Park Project) 5.625%, 6/1/2035	2,000,000	2,091,620
Maryland Health and Higher Educational Facilities Authority, Revenue (The John Hopkins University Issue) 6%, 7/1/2009	7,000,000 [a]	7,769,370
Massachusetts—6.7%		
Massachusetts Bay Transportation Authority, Assessment 5%, 7/1/2034	5,000,000	5,221,200
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health) 6%, 7/1/2031	2,500,000	2,671,075
Massachusetts Industrial Finance Agency, Revenue (Water Treatment-American Hingham) 6.95%, 12/1/2035	5,235,000	5,458,639
Michigan—7.5%		
Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) 5.45%, 8/1/2047 (Insured; MBIA)	2,200,000	2,309,890
Michigan Hospital Finance Authority, HR (Genesys Health System Obligated Group) 8.125%, 10/1/2005	7,670,000 [a]	7,824,474
Michigan Strategic Fund, SWDR (Genesee Power Station Project) 7.50%, 1/1/2021	4,800,000	4,798,656

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Minnesota—1.4%		
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Services):		
6.375%, 11/15/2010	2,420,000 [a]	2,774,409
6.375%, 11/15/2029	80,000	87,104
Mississippi—3.1%		
Mississippi Business Finance Corp., PCR (System Energy Resource Inc. Project) 5.875%, 4/1/2022	6,000,000	6,117,600
Missouri—4.1%		
Health and Educational Facilities Authority of the State of Missouri, Health Facilities Revenue:		
(BJC Health System)		
5.25%, 5/15/2032	2,500,000	2,627,325
(Saint Anthony's Medical Center)		
6.25%, 12/1/2030	2,500,000	2,680,625
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project) 5%, 6/1/2035	2,500,000	2,522,750
Missouri Housing Development Commission, Mortgage Revenue (Single Family Homeownersip Loan) 6.30%, 9/1/2025	245,000	250,679
Nevada—2.2%		
Clark County, IDR (Southwest Gas Corp.) 6.10%, 12/1/2038 (Insured; AMBAC)	4,000,000	4,438,640
New Jersey—.8%		
New Jersey Economic Development Authority, Cigarette Tax Revenue 5.50%, 6/15/2031	1,610,000	1,677,105
New Mexico—2.7%		
Farmington, PCR (Public Service Co. San Juan) 6.30%, 12/1/2016	3,000,000	3,143,100
New Mexico Mortgage Finance Authority, Single Family Mortgage Program 6.85%, 9/1/2031 (Collateralized: FHLMC and GNMA)	2,100,000	2,186,121

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York−.8%		
Long Island Power Authority, Electric System Revenue 5%, 9/1/2027	1,500,000	1,556,025
North Carolina−5.9%		
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Co. Project) 5.75%, 8/1/2035	1,500,000	1,565,895
North Carolina Capital Facilities Finance Agency, Revenue (Duke University Project) 5.25%, 7/1/2042	5,000,000	5,279,950
North Carolina Eastern Municipal Power Agency, Power System Revenue 5.125%, 1/1/2026	3,000,000	3,059,820
North Carolina Housing Finance Agency (Home Ownership) 6.25%, 1/1/2029	1,870,000	1,950,522
Ohio−4.8%		
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project) 6.125%, 2/15/2009	5,000,000 [a]	5,507,350
Ohio Housing Finance Agency, Residential Mortgage Revenue 5.75%, 9/1/2030 (Collateralized; GNMA)	260,000	262,335
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled) 5.375%, 1/1/2032	3,590,000	3,870,666
Oklahoma−1.4%		
Oklahoma Development Finance Authority, Revenue (Saint John Health System) 6%, 2/15/2029	2,500,000	2,699,100
Pennsylvania−7.7%		
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania, Inc. Project) 5%, 11/1/2038 (Insured; FGIC)	3,375,000	3,475,946

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Pennsylvania Economic Development Financing Authority, RRR (Northampton Generating Project) 6.60%, 1/1/2019	3,500,000	3,532,655
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 5.875%, 12/1/2031	7,750,000	8,320,555
South Carolina—9.4%		
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project) 5%, 12/1/2026	5,000,000	5,043,600
Medical University, Hospital Facilities Revenue 6%, 7/1/2009	2,500,000 [a]	2,764,450
Piedmont Municipal Power Agency, Electric Revenue 5.25%, 1/1/2021	3,500,000	3,542,910
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset—Backed Bonds:		
6.375%, 5/15/2028	2,900,000	3,147,080
6.375%, 5/15/2030	3,750,000	4,280,813
Tennessee—1.5%		
The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase I, LLC Project) 5.125%, 10/1/2035	3,000,000	2,963,760
Texas—13.3%		
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement 5%, 11/1/2035 (Insured; FSA)	2,500,000	2,524,350
Gregg County Health Facilities Development Corp., HR (Good Shepherd Medical Center Project) 6.375%, 10/1/2025 (Insured; Radian)	2,500,000	2,792,725
Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare) 6.375%, 6/1/2029	3,565,000	3,896,509

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Industrial Development Corp. of Port of Corpus Christi, Revenue (Valero Refining and Marketing Co. Project) 5.40%, 4/1/2018	2,350,000	2,443,695
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corp. Project) 5.65%, 12/1/2022	4,500,000	4,758,660
Sabine River Authority of Texas, PCR (TXU Energy Co. LLC Project) 6.15%, 8/1/2022	2,500,000	2,746,825
Texas, Veterans Housing Assistance Program 6.10%, 6/1/2031 (Collateralized; FHA)	7,000,000	7,449,120
Utah—1.6%		
Carbon County, SWDR (Sunnyside Cogeneration) 7.10%, 8/15/2023	2,765,000	2,786,180
Utah Housing Finance Agency, Single Family Mortgage 6%, 1/1/2031 (Collateralized; FHA)	320,000	321,862
Vermont—1.3%		
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project) 6%, 10/1/2028	1,500,000	1,684,290
Vermont Housing Finance Agency, Single Family Housing 6.40%, 11/1/2030 (Insured; FSA)	800,000	802,304
Washington—3.8%		
Public Utility District Number 1 of Pend Orielle County, Electric Revenue 6.375%, 1/1/2015	2,000,000	2,048,380
Washington Higher Education Facilities Authority, Revenue (Whitman College Project) 5.875%, 10/1/2009	5,000,000 [a]	5,495,800

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
West Virginia—3.9%		
Braxton County, SWDR (Weyerhaeuser Co. Project) 5.80%, 6/1/2027	7,450,000	7,739,134
Wisconsin—3.8%		
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 7%, 6/1/2028	2,500,000	2,851,050
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.) 5.60%, 2/15/2029	4,575,000	4,699,623
Wyoming—1.0%		
Sweetwater County, SWDR (FMC Corp. Project) 7%, 6/1/2024	2,000,000	2,018,840
U.S. Related—7.1%		
Puerto Rico Highway and Transportation Authority, Transportation Revenue:		
7.099%, 7/1/2038 (Insured; MBIA)	4,000,000 c,d	4,360,160
7.099%, 7/1/2038 (Insured; MBIA)	5,000,000 c,d	5,450,200
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Residual Certificates 7.055%, 7/1/2015 (Insured; AMBAC)	4,000,000 c,d	4,421,360
Total Long-Term Municipal Investments (cost $274,346,010)		**294,266,490**
Short-Term Municipal Investment—2.0%		
Louisiana;		
New Orleans, Sewerage Service, BAN 3%, 7/26/2006 (cost $3,954,000)	4,000,000	**3,951,080**
Total Investments (cost $278,300,010)	**149.6%**	**298,217,570**
Cash and Receivables (Net)	**.6%**	**1,170,344**
Preferred Stock, at redemption value	**(50.2%)**	**(100,000,000)**
Net Assets applicable to Common Shareholders	**100.0%**	**199,387,914**

Summary of Abbreviations

ACA	American Capital Access	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
CIC	Continental Insurance Company	**LR**	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
COP	Certificate of Participation	**MFMR**	Multi-Family Mortgage Revenue
CP	Commercial Paper	**PCR**	Pollution Control Revenue
EDR	Economic Development Revenue	**RAC**	Revenue Anticipation Certificates
EIR	Environmental Improvement Revenue	**RAN**	Revenue Anticipation Notes
		RAW	Revenue Anticipation Warrants
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
FHA	Federal Housing Administration	**SAAN**	State Aid Anticipation Notes
FHLB	Federal Home Loan Bank	**SBPA**	Standby Bond Purchase Agreement
FHLMC	Federal Home Loan Mortgage Corporation	**SFHR**	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**TAN**	Tax Anticipation Notes
GAN	Grant Anticipation Notes	**TAW**	Tax Anticipation Warrants
GIC	Guaranteed Investment Contract	**TRAN**	Tax and Revenue Anticipation Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	24.5
AA		Aa		AA	18.0
A		A		A	27.6
BBB		Baa		BBB	23.5
BB		Ba		BB	1.2
F1		MIG1/P1		SP1/A1	1.3
Not Rated[e]		Not Rated[e]		Not Rated[e]	3.9
					100.0

† *Based on total investments.*

[a] *These securites are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Non-income producing security; interest payments in default.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, these securities amounted to $14,231,720 or 7.1% of net assets applicable to common shareholders.*

[d] *Inverse floater security—the interest rate is subject to change periodically.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[f] *At September 30, 2005, the fund had $64,987,326 or 32.6% of net assets applicable to common shareholders invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	278,300,010	298,217,570
Cash		330,664
Interest receivable		5,112,318
Prepaid expenses		10,464
		303,671,016
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		175,451
Payable for investment securities purchased		3,975,667
Dividends payable to Preferred Shareholders		13,197
Commissions Payable		13,394
Accrued expenses		105,393
		4,283,102
Auction Preferred Stock, Series A and B, par value $.001 per share (4,000 shares issued and outstanding at $25,000 per share liquidation preference)—Note 1		**100,000,000**
Net Assets applicable to Common Shareholders ($)		**199,387,914**
Composition of Net Assets ($):		
Common Stock, par value $.001 per share (20,589,320 shares issued and outstanding)		20,589
Paid-in capital		185,575,995
Accumulated undistributed investment income—net		169,528
Accumulated net realized gain (loss) on investments		(6,295,758)
Accumulated net unrealized appreciation (depreciation) on investments		19,917,560
Net Assets applicable to Common Shareholders ($)		**199,387,914**
Shares Outstanding		
(110 million shares authorized)		20,589,320
Net Asset Value, per share of Common Stock ($)		**9.68**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2005

Investment Income ($):	
Interest Income	**16,550,059**
Expenses:	
Management fee–Note 3(a)	2,087,941
Commission fees–Note 1	268,688
Professional fees	85,380
Shareholders' reports	50,987
Shareholder servicing costs–Note 3(b)	43,188
Custodian fees–Note 3(b)	22,138
Registration fees	16,980
Directors' fees and expenses–Note 3(c)	15,070
Miscellaneous	28,792
Total Expenses	**2,619,164**
Investment Income–Net	**13,930,895**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	238,665
Net unrealized appreciation (depreciation) on investments	4,113,220
Net Realized and Unrealized Gain (Loss) on Investments	**4,351,885**
Dividends on Preferred Stock	**(1,996,049)**
Net Increase in Net Assets Resulting from Operations	**16,286,731**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2005	2004
Operations ($):		
Investment income–net	13,930,895	14,144,942
Net realized gain (loss) on investments	238,665	323,905
Net unrealized appreciation (depreciation) on investments	4,113,220	1,509,686
Dividends on Preferred Stock	(1,996,049)	(1,294,632)
Net Increase (Decrease) in Net Assets Resulting from Operations	**16,286,731**	**14,683,901**
Dividends to Common Shareholders from ($):		
Investment income–net	**(12,677,010)**	**(14,752,514)**
Capital Stock Transactions ($):		
Dividends reinvested	**383,217**	**1,073,251**
Total Increase (Decrease) in Net Assets	**3,992,938**	**1,004,638**
Net Assets ($):		
Beginning of Period	195,394,976	194,390,338
End of Period	**199,387,914**	**195,394,976**
Undistributed investment income–net	169,528	922,814
Capital Share Transactions (Shares):		
Increase in Shares Outstanding as a Result of Dividends Reinvested	**40,170**	**112,853**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements, and with respect to common stock, market price data for the fund's common shares.

	Year Ended September 30,				
	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	9.51	9.51	9.78	9.66	8.82
Investment Operations:					
Investment income−net	.68[b]	.69[b]	.72[b]	.76[b]	.74
Net realized and unrealized gain (loss) on investments	.21	.09	(.24)	.00[c]	.79
Dividends on Preferred Stock from investment income−net	(.10)	(.06)	(.07)	(.08)	(.16)
Total from Investment Operations	.79	.72	.41	.68	1.37
Distributions to Common Shareholders:					
Dividends from investment income−net	(.62)	(.72)	(.68)	(.56)	(.53)
Capital Stock transactions, net of effect of Preferred Stock Offering	−	−	−	−	.00[c]
Net asset value, end of period	9.68	9.51	9.51	9.78	9.66
Market Value, end of period	9.35	10.25	9.69	9.60	8.71
Total Return (%)[d]	(2.58)	14.08	8.48	17.28	17.55

	Year Ended September 30,				
	2005	2004	2003	2002[a]	2001
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets applicable to Common Stock[e]	1.32	1.31	1.33	1.33	1.39
Ratio of net investment income to average net assets applicable to Common Stock[e]	7.03	7.29	7.60	7.93	7.97
Ratio of total expenses to to total average net assets[e]	.88	.87	.88	.87	.91
Ratio of net investment income to total average net assets[e]	4.67	4.81	5.02	5.23	5.21
Portfolio Turnover Rate	12.62	6.72	9.88	5.32	15.27
Asset coverage of Preferred Stock, end of period	299	295	294	299	297
Net Assets, net of Preferred Stock, end of period ($ x 1,000)	199,388	195,395	194,390	199,361	196,952
Preferred Stock outstanding, end of period ($ x 1,000)	100,000	100,000	100,000	100,000	100,000

[a] *As required, effective October 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended September 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Calculated based on market value.*

[e] *Does not reflect the effect of dividends to Preferred Stockholders.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Income, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified closed-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The fund's Common Stock trades on the American Stock Exchange under the ticker symbol DMF.

The fund has outstanding 2,000 shares of Series A and 2,000 shares of Series B Auction Preferred Stock ("APS"), with a liquidation preference of $25,000 per share (plus an amount equal to accumulated but unpaid dividends upon liquidation). APS dividend rates are determined pursuant to periodic auctions. Deutsche Bank Trust Company America, as Auction Agent, receives a fee from the fund for its services in connection with such auctions. The fund also compensates broker-dealers generally at an annual rate of .25% of the purchase price of the shares of APS placed by the broker-dealer in an auction.

The fund is subject to certain restrictions relating to the APS. Failure to comply with these restrictions could preclude the fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of APS at liquidation value.

The holders of the APS, voting as a separate class, have the right to elect at least two directors. The holders of the APS will vote as a separate class on certain other matters, as required by law. The fund has designated Whitney I. Gerard and George L. Perry to represent holders of APS on the fund's Board of Directors.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in municipal debt securities are valued on the last business day of each week and month by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on the last business day of each week and month.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

(c) Dividends to shareholders of Common Stock ("Common Shareholder(s)"): Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

For Common Shareholders who elect to receive their distributions in additional shares of the fund, in lieu of cash, such distributions will be reinvested at the lower of the market price or net asset value per share (but not less than 95% of the market price) as defined in the dividend reinvestment plan.

On September 29, 2005, the Board of Directors declared a cash dividend of \$.047 per share from investment income-net, payable on October 28, 2005 to Common Shareholders of record as of the close of business on October 14, 2005.

(d) Dividends to shareholders of APS: For APS, dividends are currently reset every 7 days for Series A and Series B. The dividend rates in effect at September 30, 2005 were as follows: Series A 2.31% and Series B 2.70%.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income \$188,092, accumulated capital losses \$6,374,256 and unrealized appreciation \$19,996,058.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to September 30, 2005. If not applied, \$909,749 expires in fiscal 2008, \$619,742 expires in fiscal 2009, $1,413,550 expires in fiscal 2010, $360,799 expires in fiscal 2011 and $3,070,416 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2005 and September 30, 2004 were as follows: tax exempt income $14,673,059 and $16,047,146, respectively.

During the period ended September 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $11,122, increased accumulated net realized gain (loss) on investments by $78,497 and decreased paid-in capital by $67,375. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .70% of the value of the fund's average daily net assets, inclusive of the outstanding auction preferred stock, and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage fees and extraordinary expenses, exceed the expense limitation of any state having jurisdiction over the fund, the fund may deduct from payments to be made to the Manager, or the Manager will bear, the amount of such excess to the extent required by state law. During the period ended September 30, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) The fund compensates Mellon Bank, N.A. ("Mellon"), an affiliate of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $37,000 pursuant to the transfer agency agreement.

The fund compensates Mellon under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $22,138 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund was charged $2,834 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $168,892, chief compliance officer fees $929 and transfer agency per account fees $5,630.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2005, amounted to $43,572,186 and $36,800,679 respectively.

At September 30, 2005, the cost of investments for federal income tax purposes was $278,221,512; accordingly, accumulated net unrealized appreciation on investments was $19,996,058, consisting of $20,373,045 gross unrealized appreciation and $376,987 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Municipal Income, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Municipal Income, Inc., including the statement of investments, as of September 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of September 30, 2005 and confirmation of securities not held by the custodian by correspondence with others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Income, Inc. at September 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
November 8, 2005

Dividend Reinvestment Plan

Under the fund's Dividend Reinvestment Plan (the "Plan"), a Common Shareholder who has fund shares registered in his name will have all dividends and distributions reinvested automatically by Mellon, as Plan agent (the "Agent"), in additional shares of the fund at the lower of prevailing market price or net asset value (but not less than 95% of market value at the time of valuation) unless such Common Shareholder elects to receive cash as provided below. If market price is equal to or exceeds net asset value, shares will be issued at net asset value. If net asset value exceeds market price or if a cash dividend only is declared, the Agent, as agent for the Plan participants, will buy fund shares in the open market. A Plan participant is not relieved of any income tax that may be payable on such dividends or distributions.

A Common Shareholder who owns fund shares registered in nominee name through his broker/dealer (i.e., in "street name") may not participate in the Plan, but may elect to have cash dividends and distributions reinvested by his broker/dealer in additional shares of the fund if such service is provided by the broker/dealer; otherwise such dividends and distributions will be treated like any other cash dividend or distribution.

A Common Shareholder who has fund shares registered in his name may elect to withdraw from the Plan at any time for a $5.00 fee and thereby elect to receive cash in lieu of shares of the fund. Changes in elections must be in writing, sent to Mellon, c/o ChaseMellon Shareholder Services, Shareholder Investment Plan, P.O. Box 3338, South Hackensack, New Jersey 07606, should include the shareholder's name and address as they appear on the Agent's records and will be effective only if received more than ten business days prior to the record date for any distribution.

The Agent maintains all Common Shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account. Shares in the account of each Plan participant will be held by the Agent in non-certificated form in the name of the participant, and each such participant's proxy will include those shares purchased pursuant to the Plan.

The fund pays the Agent's fee for reinvestment of dividends and distributions. Plan participants pay a pro rata share of brokerage commissions incurred with respect to the Agent's open market purchases in connection with the reinvestment of dividends or distributions.

The fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to notice of the change sent to Plan participants at least 90 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by the Agent on at least 90 days' written notice to Plan participants.

Managed Dividend Policy

The fund's dividend policy is to distribute substantially all of its net investment income to its shareholders on a monthly basis. In order to provide shareholders with a more consistent yield to the current trading price of shares of Common Stock of the fund, the fund may at times pay out less than the entire amount of net investment income earned in any particular month and may at times in any month pay out such accumulated but undistributed income in addition to net investment income earned in that month. As a result, the dividends paid by the fund for any particular month may be more or less than the amount of net investment income earned by the fund during such month. The fund's current accumulated but undistributed net investment income, if any, is disclosed in the Statement of Assets and Liabilities, which comprises part of the Financial Information included in this report.

Benefits and Risks of Leveraging

The fund utilizes leverage to seek to enhance the yield and net asset value of its Common Stock. These objectives cannot be achieved in all interest rate environments. To leverage, the fund issues Preferred stock, which pays dividends at prevailing short-term interest rates, and invests the proceeds in long-term municipal bonds. The interest earned on these investments is paid to Common Shareholders in the form of dividends, and the value of these portfolio holdings is reflected in the per share net asset value of the fund's common stock. In order to benefit

Common shareholders, the yield curve must be positively sloped: that is, short-term interest rates must be lower than long-term interest rates. At the same time, a period of generally declining interest rates will benefit Common Shareholders. If either of these conditions change, then the risk of leveraging will begin to outweigh the benefits.

Supplemental Information

During the period ended September 30, 2005, there were: (i) no material changes in the fund's investment objectives or fundamental investment policies, (ii) no changes in the fund's charter or by-laws that would delay or prevent a change of control of the fund, (iii) no material changes in the principal risk factors associated with investment in the fund, and (iv) no change in the person primarily responsible for the day-to-day management of the fund's portfolio.

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended September 30, 2005 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

PROXY RESULTS (Unaudited)

Holders of Common Stock and holders of Auction Preferred Stock ("APS") voted together as a single class (except as noted below) on the following proposal presented at the annual shareholders' meeting held on May 20, 2005 as follows:

	Shares	
	For	Authority Withheld
To elect two Class III Directors:†		
Joseph S. DiMartino	18,280,690	453,164
George L. Perry ††	3,595	8

†   *The terms of these Class III Directors expire in 2008.*
†† *Elected solely by APS holders. Common shareholders were not entitled to vote.*

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Directors for the fund held on July 12-13, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each and its corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to fund shareholders. The Board recognized that, as a closed-end fund, the fund is not subject to inflow and outflows of assets to the extent an open-end fund would be, which would increase or decrease its asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was

previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the fund's income yield performance (based on net asset value) was better than the comparison group and Lipper category averages for the 1-year, 3-year, 5-year and 10-year periods, and ranked in the top half of the comparison group and Lipper category for such periods. The Board also noted that for the more recent 5-month period, the fund's income yield performance (based on net asset value) also was better than the Lipper category average and ranked in the top half of the comparison group and Lipper category. The Board members noted that the fund's 1-year and 5-year total return performance (based on net asset value) was better than the comparison group and Lipper category averages and ranked in the top half of the comparison group and Lipper category, but that its 3-year and 10-year total return performance (based on net asset value) was below the comparison group and Lipper category averages. The Board noted that the fund's 3-year total return (based on net asset value) ranked in the middle of the comparison group and in the top half of the Lipper category, but that its 10-year total return performance (based on net asset value) ranked in the bottom half of the comparison group and Lipper category. The Board members noted that the fund's total return performance (based on net asset value) for the more recent 3-month and 5-month periods was better than the Lipper category average and ranked in the top half of the comparison group and Lipper category. The Board noted that the fund's total return performance (based on net asset value) was better than the Lipper category average in 7 of the previous 10 calendar years. The Board members also discussed the fund's management fee and expense ratio, and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board also noted the effect of leverage on the management fee. The fund's management fee (based on net assets solely attributable to the common stock after leverage) was higher than that for most other funds in the comparison group. The Board noted that the fund's total expense ratio (based on net assets solely attributable to the common stock after leverage) was higher than the comparison group and Lipper category averages. The Board members noted that the fund's expense ratio and management fee are lower than the comparison group and Lipper category averages when based on net assets attributable to common stock and preferred shares.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds") and noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Similar Funds were mutual funds included in the "general municipal debt" funds category by Lipper. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the fund's contractual management fee was comparable to the management fees (including advisory and administration fees) paid by the Similar Funds. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund's assets were to grow and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had not been increasing materially (as is typically the case with a closed-end fund), the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board generally was satisfied with the fund's income yield performance and the fund's total return performance, particularly during recent time periods.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (62)
Chairman of the Board (1995)
Current term expires in 2008

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Electronics, Inc., engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

————————

Clifford L. Alexander, Jr. (72)
Board Member (2003)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

————————

Lucy Wilson Benson (78)
Board Member (1988)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (1994)
Current term expires in 2006

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

———————

Whitney I. Gerard (70)
Board Member (1988)
Current term expires in 2007

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

———————

Arthur A. Hartman (79)
Board Member (1989)
Current term expires in 2007

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

———————

George L. Perry (71)
Board Member (1989)
Current term expires in 2008

Principal Occupation During Past 5 Years
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

———————

The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

JOSEPH P. DARCY, Executive Vice President since March 2000.

Executive Vice President of the Fund, Senior Portfolio Manager – Dreyfus Municipal Securities, and an officer of 1 other investment company (comprised of 1 portfolio) managed by the Manager. He is 48 years old and has been an employee of the Manager since May 1994.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

OFFICERS AND DIRECTORS

Dreyfus Municipal Income, Inc.

200 Park Avenue
New York, NY 10166

Directors

Joseph S. DiMartino, Chairman
Clifford L. Alexander, Jr.
Lucy Wilson Benson
David W. Burke
Whitney I. Gerard*
Arthur A. Hartman
George L. Perry*
** Auction Preferred Stock Directors*

Officers

President
Stephen E. Canter

Vice President
Mark N. Jacobs

Executive Vice Presidents
Stephen R. Byers
Joseph P. Darcy

Vice President and Secretary
Michael A. Rosenberg

Vice President and Assistant Secretaries
James Bitetto
Joni Lacks Charatan
Joseph M. Chioffi
Janette E. Farragher
John B. Hammalian
Robert R. Mullery
Jeff Prusnofsky

Treasurer
James Windels

Assistant Treasurers
Gregory S. Gruber
Erik D. Naviloff
Robert Robol
Robert Svagna
Kenneth J. Sandgren

Chief Compliance Officer
Joseph W. Connolly

Portfolio Managers

Joseph P. Darcy
A. Paul Disdier
Douglas J. Gaylor
Joseph A. Irace
Colleen A. Meehan
W. Michael Petty
Scott Sprauer
Bill Vasiliou
James Welch
Monica S. Wieboldt

Investment Adviser

The Dreyfus Corporation

Custodian

Mellon Bank, N.A.

Counsel

Stroock & Stroock & Lavan LLP

Transfer Agent, Dividend Disbursing Agent and Registrar

Mellon Bank N.A. (Common Stock)
Deutsche Bank Trust Company America (Auction Preferred Stock)

Auction Agent

Deutsche Bank Trust Company America (Auction Preferred Stock)

Stock Exchange Listing

AMEX Symbol: DMF

Initial SEC Effective Date

10/21/88

The Net Asset Value appears in the following publications: Barron's, Closed-End Bond Funds section under the heading "Municipal Bond Funds" every Monday; Wall Street Journal, Mutual Funds section under the heading "Closed-End Funds" every Monday; New York Times, Business section under the heading "Closed-End Bond Funds—National Municipal Bond Funds" every Sunday.

Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940, as amended, that the fund may purchase shares of its common stock in the open market when it can do so at prices below the then current net asset value per share.

For More Information

Dreyfus
Municipal Income, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent
and Registrar
(Common Stock)

Mellon Bank, N.A.
85 Challenger Road
Ridgefield Park, NJ 07660

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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